M & A HOLDING CORP.

205-4625 EVERGREEN LANE

DELTA, BC V4K2W6 CANADA

Securities and Exchange Commission

Attn: Michael Volley – Amit Pande

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: M & A Holding Corp.

Registration Statement on Form S-1A Filed March 19, 2015

File No. 333-201360

On behalf of M & A Holding (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated March 31, 2015, related to the Company’s Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

We have reproduced below the Staff’s comments in the order in which they were set out in the Staff’s letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Sincerely,

s/s_______________

Chenxi Shi

Cover Page

1.	Noting your disclosure on page iv that the shares will be sold at prevailing market prices if the shares are quoted on the OTCBB, please revise your statements on page iii to make clear that the fixed price of $0.01 may not be the share price for the duration of the offering.

Response: revised

2.	Please revise to limit the cover page to a single page. In this regard, please move the underlined capitalized disclosures at the bottom of page iii to a page after the cover page. In addition, combine the third paragraph on page iii with the first full paragraph on page iv to be the third paragraph on page iii.

Response: revised

Risk Factors

Company to Continue as a Going Concern for a Reasonable Period of Time, page 6

3.	We note your disclosure with respect to your net losses and the fact that your auditor has expressed substantial doubt as to your ability to continue as a going concern. Please revise to include this information in the Prospectus Summary.

Response: revised

Plan of Distribution

Shares Offered by the Selling Shareholders, page 12

4.	Please revise the third to last paragraph to state that the selling shareholders are deemed to be underwriters.

Response: revised

Description of Business, page 14

5.	With regard to the services planned as outlined in the second full paragraph on page 14, revise to disclose for each service when you expect to offer the service, the cost to be able to offer the service and what you will need to accomplish to offer the service. For example, you state that you plan to offer financial and accounting resources. For this service, disclose when you expect to be able to offer this service and the expected cost to offer the service, such as, signing contracts with accountants to perform the services, hiring personnel, etc. If no costs are anticipated, so state.

Response: revised

Exhibit 5.1

6.	We note your response to comment 8 of our letter dated January 29, 2015 and reissue. It does not appear that you have filed a revised opinion with your amended registration statement.

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